SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

ANNUAL REPORT

Pursuant to Section 15(d) of the
Securities Exchange Act of 1934

X Annual Report Pursuant to Section 15(d) of the
Securities Exchange Act of 1934

For the fiscal year ended December 31, 2004

or

Transition Report Pursuant to Section 15(d) of the
Securities Exchange Act of 1934

For the transition period from _______ to _______
Commission file number ___________________

MILACRON INC.
RETIREMENT SAVINGS PLAN
(full title of the plan)

MILACRON INC.
(Name of issuer)

2090 Florence Avenue
Cincinnati, Ohio 45206
(Address and principal executive office)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Milacron Inc. Benefit Plans Committee has duly caused this annual report to be signed by the undersigned thereunto duly authorized.

MILACRON RETIREMENT SAVINGS PLAN

Date: June 24, 2005

By: /s/ Robert P. Lienesch

Robert P. Lienesch
Senior Vice President - Finance,
Controller and Chief Financial Officer
and Member of the
Milacron Inc. Benefit Plans
Committee

Financial Statements and Report of Independent Certified Public Accountants

Milacron Retirement Savings Plan

December 31, 2004 and 2003

CONTENTS

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

Milacron Benefit Plans Committee

We have audited the accompanying statements of net assets available for benefits of Milacron Retirement Savings Plan (the Plan) as of December 31, 2004 and 2003, and the related statement of changes in net assets available for benefits for the year ended December 31, 2004. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2004 and 2003, and the changes in net assets available for benefits for the year ended December 31, 2004, in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held for investment purposes is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Grant Thornton LLP

Cincinnati, Ohio
June 15, 2005

Suite 900
625 Eden Park Drive
Cincinnati, OH 45202-4181
T 513.762.5000
F 513.241.6125
W www.grantthornton.com

Milacron Retirement Savings Plan

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

December 31, 2004 and 2003

ASSETS	2004	2003
Investments (Note D)	$ 164,619,350	$ 172,220,446
Contributions receivable:		
Participants	72,675	294,565
Employer	614,048	577,690
	686,723	872,255
Net assets available for benefits	**$ 165,306,073**	**$ 173,092,701**

The accompanying notes are an integral part of these financial statements.

Milacron Retirement Savings Plan

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

Year Ended December 31, 2004

Additions to net assets attributed to:		
Contributions:		
Participants	$	6,193,260
Employer		1,807,870
Employer - noncash common stock of Milacron Inc.		780,937
Rollovers		46,384
		8,828,451
Investment income:		
Net appreciation in fair value of investments (Note D)		8,144,817
Interest and dividends		2,379,719
Total additions		19,352,987
Deductions from net assets attributed to:		
Benefit payments and withdrawals		27,137,789
Administrative expenses		1,826
Total deductions		27,139,615
Net decrease		(7,786,628)
Net assets available for benefits at:		
Beginning of year		173,092,701
End of year	**$**	**165,306,073**

The accompanying notes are an integral part of this financial statement.

NOTE A – DESCRIPTION OF PLAN

The following description of the Milacron Retirement Savings Plan (the Plan) provides only general information. Participants should refer to the Summary Plan Description for a more complete description of the Plan's provisions.

1. General

The Plan is a defined contribution plan sponsored by Milacron Inc. (the Company and Plan Sponsor) and covers all eligible employees of Milacron Inc. and other affiliated companies as designated by the Board of Directors. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

2. Contributions

Participants may make pre-tax and post-tax compensation contributions of up to such percentages as specified by the Plan document. The pre-tax contributions may not exceed the maximum allowable deferral as defined by the Internal Revenue Code.

The Plan Sponsor makes quarterly contributions to the Plan, which vary by affiliated company participation. The quarterly contributions are defined by the supplements to the plan document. The Plan Sponsor also may make a matching contribution equal to the lesser of a specified percentage of each participant's eligible compensation or 50% of the amount of the participant's salary deferral contribution, with the exception of Pliers and Northern Supply employees. Plan Sponsor match contributions to the Plan are directed by the Plan Sponsor and its investment policy. They are generally made in Company stock and restricted as to participant-direction based on a vesting schedule (see Note A-5).

3. Rollover Contributions

Participants may contribute amounts representing distributions from other qualified defined benefit or defined contribution plans, provided the rollover contribution is received by the Plan on or before the sixtieth day immediately following the participant's receipt of the rollover amount.

4. Participant Accounts

Each participant's account is credited with the participant's contributions and allocations of (a) the Company's contributions and (b) Plan earnings. Allocations are based on participant earnings or account balances, as defined. Forfeitures are first applied against restorals and then against Company contributions made by the Plan Sponsor. The benefit to which a participant is entitled is the benefit that can be provided from the participant's account.

NOTE A – DESCRIPTION OF PLAN (continued)

5. Vesting

Participants are vested immediately in their own contributions plus actual earnings thereon. Amounts in a participant's account attributable to Plan Sponsor basic contributions are fully vested after five years of service. Amounts in a participant's account attributable to Plan Sponsor match contributions made to the Plan prior to January 1, 2002 are fully vested after five years of service and those made January 1, 2002 and after are fully vested after three years of service. A participant also becomes fully vested upon total or permanent disability, upon attainment of age 65 or upon death before retirement. On April 30, 2004, the Company sold its grinding wheel business. These employees were fully vested in their employer contributions effective on the sale date.

6. Participant Loans

Participants may borrow from their accounts a minimum of $1,000 up to a maximum of the lesser of $50,000 or 50% of their account balance, excluding Voluntary and Company Matching Contributions. The loans are secured by the balance in the participant's account and bear interest at a rate commensurate with local prevailing rates as determined quarterly by the Plan administrator. Principal and interest is paid ratably through payroll deductions and is credited to each participant's account balance.

7. Payment of Benefits

Upon termination of service, a participant may receive a lump-sum amount equal to the vested value of the participant's account, defer their distribution, establish a distribution schedule, or may direct Putnam Fiduciary Trust Company (effective January 1, 2005, Mercer Trust Company), the trustee, to transfer payment directly into an IRA or another employer's qualified plan. Upon death, accounts are fully vested and the entire account value is distributed to the participant's beneficiary(ies).

8. Administrative Expenses

Through March 31, 2003, the Plan Sponsor paid all expenses of administering the Plan, except for administrative services for loan, in-service withdrawals and termination distributions, which are accordingly charged to participants' accounts. Effective April 1, 2003, the Plan Sponsor pays all expenses of administering the plan. If not paid by the Plan Sponsor, administrative expenses become a liability of the Plan.

9. Forfeitures

In the event a participant terminates employment prior to 100% vesting, the portion of employer contributions which is not vested is forfeited at that time. The forfeited amounts are used to reduce future employer contributions. At December 31, 2004 there were $452,886 of forfeited nonvested accounts.

NOTE A – DESCRIPTION OF PLAN (continued)

10. Plan Amendments

On March 1, 2004, the Plan was amended to disallow employee contributions to the Milacron Inc. common stock fund. Subsequently, the Plan was amended effective July 1, 2004 to allow employee contributions to the Milacron Inc. common stock fund and restricting these contributions to 25% of the employee's investment allocation.

On October 6, 2004, the Plan was amended pursuant to a "Rights Offering" to purchase Company stock in accordance with the "Rights Offering" filed by the Plan Sponsor. Participants were permitted to allocate contributions to purchase additional shares of Company stock (subject to the terms of the "Rights Offering" and ERISA).

On December 24, 2004, the Plan was amended to provide for a 4% employer basic contribution for all eligible employees of Oak International Inc., Milacron Industrial Products Inc., Milacron Inc., Milacron Marketing Company, Cimcool Industrial Products Inc. and Milacron Plastics Technologies Group Inc. and a maximum 3% employer matching contribution for eligible employees of Milacron Inc., Milacron Marketing Company, Cimcool Industrial Products Inc. and Milacron Plastics Technologies Group Inc.

NOTE B – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

1. Basis of Accounting

The financial statements of the Plan are prepared under the accrual method of accounting.

2. Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of net assets available for plan benefits as of the date of the financial statements and the reported amounts of changes in net assets available for plan benefits during the reporting period. Actual results could differ from those estimates.

NOTE B – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

3. Investment Valuation and Income Recognition

Money market accounts are valued at cost which approximates fair value. All other investments are recorded at fair value based on quotations obtained from national securities exchanges as of the end of the year. Participant loans are recorded as the unpaid principal balances of the individual loans.

Purchases and sales of investments are recorded on the trade date. Gains and losses on the sale of investments are calculated on the specific identification method. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. The Plan presents in the statement of changes in net assets available for plan benefits the net appreciation or depreciation in the fair value of its investments, which consists of realized gains and losses and unrealized gains and losses on those investments.

4. Payment of Benefits

Benefits are recorded when paid.

5. Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the statement of net assets available for benefits.

NOTE C – RELATED PARTY TRANSACTIONS

During the year ended December 31, 2004, the Plan purchased, transferred, and sold or distributed to terminated participants shares of Milacron Inc. common stock as follows:

Number of shares purchased	1,158,944
Cost	$3,544,490
Average cost per share	$3.06
Number of shares sold or distributed	1,472,017
Proceeds	$4,803,262
Average proceeds per share	$3.26
Dividends	-

NOTE D – INVESTMENTS

The current value of individual investments that represent 5% or more of the Plan's net assets available for benefits at December 31 are as follows:

	2004	2003
Milacron Inc. Common Stock	$ 6,276,042	$ 9,025,603
Putnam Money Market Fund	14,431,602	15,987,134
Putnam Voyager Fund	44,243,104	50,748,320
Putnam Bond Index Fund	10,407,755	12,320,136
Washington Mutual Investors R4 Fund	34,530,627	35,146,994
Putnam International Equity Fund	15,267,004	14,597,713

During 2004, the Plan's investments (including investments purchased, sold as well as held during the year) appreciated (depreciated) in fair value as determined by quoted market prices as follows:

Shares of registered investment companies	$ 9,616,444
Milacron Inc. common stock	(1,490,788)
Common stock - other	19,161
	$ 8,144,817

NOTE E – NONPARTICIPANT-DIRECTED INVESTMENTS

Information about the net assets and the significant components of the changes in net assets relating to the nonparticipant-directed investments as of December 31 is as follows:

Assets	**2004**	**2003**
Investments:		
Milacron Inc. common stock	$ -	$1,223,190
Putnam Money Market Fund	30,480	27,905
Milacron Inc. common stock	$30,480	$1,251,095

	Year ended December 31, 2004
Change in net assets:	
Employer contributions	$ 781,367
Net depreciation in the fair value of Milacron Inc. common stock	(409,443)
Benefit payments	(48,914)
Transfer out of restricted assets	(1,543,625)
	$(1,220,615)

NOTE F – PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will be 100 percent vested in their employer and employee contributions.

NOTE G – TAX STATUS

The Plan received a determination letter from the Internal Revenue Service dated November 19, 1996, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the Code) and, therefore, the related trust is exempt from taxation. The Plan was subsequently amended and restated. A new determination letter dated February 2, 2004, was received. The Plan Sponsor believes the Plan, as amended and restated, is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified and the related trust is tax exempt.

SUPPLEMENTAL INFORMATION

Milacron Retirement Savings Plan
Form 5500 E.I.N. 31-1062125
Plan No. 008

LINE 4i - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES

December 31, 2004

	(a) Identity of issuer, borrower, lessor, or similar party	(b) Description of investment including maturity date, rate of interest, collateral, par or maturity value		(c) Cost	(d) Current value
	Shares of registered investment companies				
*	Putnam Money Market Fund	14,431,602	shares	**	$ 14,431,602
*	Putnam Bond Index Fund	741,293	shares	**	10,407,755
*	Putnam Money Market Fund-SDB	24,601	shares	**	24,601
*	S&P 500 Fund	128,215	shares	**	3,940,036
*	Putnam Voyager Fund	2,663,643	shares	**	44,243,104
*	Putnam International Equity Fund	644,721	shares	**	15,267,004
	Washington Mutual Investors R4 Fund	1,124,410	shares	**	34,530,627
	Dodge & Cox Balanced Fund	69,115	shares	**	5,484,312
	One Group Midcap Growth Fund	106,020	shares	**	2,471,318
	Lord Abbett Midcap Value Fund	255,454	shares	**	5,780,921
	AIM Smallcap Growth Fund	118,394	shares	**	3,251,096
	PIMCO Total Return Fund	590,054	shares	**	6,295,880
	Neuberger Berman Genesis Trust	183,980	shares	**	7,850,410
	Templeton Foreign Fund	34,174	shares	**	420,339
	Baron Partners Fund	249	shares	**	4,194
	Berwyn Fund	62	shares	**	1,810
	Constellation TIP Small-Cap Value Opportunities Fund	426	shares	**	7,128
	Heartland Value Fund	9	shares	**	443
	Icon Energy Fund	44	shares	**	1,012
	NASDAQ-100 Index tracking stock	200	shares	**	7,982
	RS Partners Fund	128	shares	**	4,437
	Semiconductor HOLDRS Trust depositary receipts	100	shares	**	3,338
	Stratton Growth Fund	36	shares	**	1,463
	Stratton Small-Cap Value Fund	93	shares	**	3,756
	The Contrarian Fund	279	shares	**	6,143
	Third Avenue Real Estate Value Fund	39	shares	**	1,051
	Third Avenue Value Fund	75	shares	**	3,895
					154,445,657
	Common Stock				
*	Milacron Inc.	1,851,340	shares	$ 21,555,239	6,276,042
	8x8 Inc.	200	shares	**	814
	Advanced Micro Devices Inc.	100	shares	**	2,202
	AM/TEX Oil & Gas Inc.	2,000	shares	**	680
	API Electronics Group Corp.	150	shares	**	356
	Cendant Corporation	50	shares	**	1,169

Milacron Retirement Savings Plan
Form 5500 E.I.N. 31-1062125
Plan No. 008

LINE 4i - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES

December 31, 2004

(a) Identity of issuer, borrower, lessor, or similar party	(b) Description of investment including maturity date, rate of interest, collateral, par or maturity value		(c) Cost	(d) Current value
Common Stock (continued)				
Coeur d'Alene Mines Corp.	200	shares	**	786
Conexant Systems, Inc.	100	shares	**	199
Con Space Communications Ltd.	17,500	shares	**	11,103
Elan Corporation PLC	2,000	shares	**	54,500
EMC Corporation	100	shares	**	1,487
Encana Corporation	50	shares	**	2,855
Epimmune Inc.	155	shares	**	257
Fargo Electronics Inc.	250	shares	**	3,747
Fidelis Energy Inc.	1,660	shares	**	1,378
Force Protection Inc.	1,900	shares	**	528
Gasco Energy Inc.	300	shares	**	1,278
Geron Corporation	7,300	shares	**	58,181
IBIZ Technology Corp.	7,000	shares	**	28
Instapay Systems Inc.	728	shares	**	64
Intel Corporation	200	shares	**	4,678
Internap Network Services Corp.	1,000	shares	**	930
Interpharm Holdings Inc.	1,000	shares	**	2,450
Introgen Therapeutics Inc.	465	shares	**	3,934
J.P. Morgan Chase & Co.	100	shares	**	3,901
Keithley Instruments Inc.	100	shares	**	1,970
Kerr McGee Corporation	50	shares	**	2,890
Kinross Gold Corporation	185	shares	**	1,305
Kmart Holding Corp.	100	shares	**	9,895
Liberty Star Gold Corp.	1,000	shares	**	1,660
Lucent Technologies Inc.	3,725	shares	**	14,006
Markland Technologies Inc.	300	shares	**	232
Mission Resources Corp.	400	shares	**	2,336
Nanogen Inc.	200	shares	**	1,472
Nortel Networks Corp.	800	shares	**	2,792
Novell Inc.	750	shares	**	5,063
Odyssey Marine Exploration Inc.	800	shares	**	2,000
Pengrowth Energy Trust	800	shares	**	16,656
Provident Energy Trust	100	shares	**	948
Silver Star Energy Inc.	1,000	shares	**	1,220
Sirius Satellite Radio Inc.	3,500	shares	**	26,775
Stillwater Mining Co.	45	shares	**	507

Milacron Retirement Savings Plan
Form 5500 E.I.N. 31-1062125
Plan No. 008

LINE 4i - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES

December 31, 2004

(a) Identity of issuer, borrower, lessor, or similar party	(b) Description of investment including maturity date, rate of interest, collateral, par or maturity value		(c) Cost	(d) Current value
Common Stock (continued)				
Superconductor Technologies Inc.	1,000	shares	**	1,390
Symantec Corp.	100	shares	**	2,576
Taser International Inc.	5	shares	**	158
Tiens Biotech Group USA Inc.	500	shares	**	3,500
Titanium Metals Corp.	165	shares	**	3,983
Triangle Multimedia Ltd. Inc.	35,000	shares	**	171
Urban Outfitters Inc.	100	shares	**	4,440
Wheaton River Minerals Ltd.	900	shares	**	2,930
Yahoo Inc.	400	shares	**	15,072
				6,559,494
Participant Loans	Interest rate 4 - 11%			3,613,662
Cash				537
				$ 164,619,350

* Denotes a party-in-interest

** Cost of asset is not required to be disclosed as investment is participant-directed.

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We have issued our report dated June 15, 2005, accompanying the financial statements and supplementary schedule included in the Annual Report of the Milacron Retirement Savings Plan on Form 11-K for the year ended December 31, 2004. We hereby consent to the incorporation by reference of said report in the Registration Statement of Milacron Retirement Savings Plan on Form S-8 (No. 333-115949).

Grant Thornton LLP

Cincinnati, Ohio
June 27, 2005